Artificial Intelligence
Economic Development
Corporation

6242 Warner Avenue,
Suite 7-F

Huntington Beach, CA
92647

NetCapital Funding Portal Inc.
745 Atlantic Avenue
Boston, MA 02111

To whom it may concern,

By this letter, Artificial Intelligence Economic Development Corporation (the "Company") hereby grants to NetCapital Funding Portal Inc. and any investor that participates on a NetCapital trading platform, a perpetual waiver from the provisions that limit and restrict the ability of a shareholder to transfer common shares, as noted in BYLAWS of Artificial Intelligence Economic Development Corporation, for all common shares issued by the Company pursuant to an offering on netcapital.com (the "Shares"). The Company acknowledges that such perpetual waiver is required to enable the Shares to trade freely following the sale of Shares by us to individual investors on a NetCapital trading platform or otherwise.

Sincerely,



Leonard S. Johnson

CEO